UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2001

Creo Products Inc.
(Translation of registrant's name into English)

3700 Gilmore Way, Burnaby, BC, Canada V5G 4M1
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]
Form 20-F  [ ] Form 40-F  [X]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes   [ ] No  [X]

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82 -

NEWS RELEASE

Contact:

Investor Relations
Vancouver, Canada
Tel: +1-604-451-2700
Email: IR@creo.com

FOR IMMEDIATE RELEASE

CREO APPOINTS CHARLES YOUNG AS CHAIR OF THE BOARD

Vancouver, BC, CANADA (October 15, 2001) - Creo Products Inc. (NASDAQ: CREO; TSE: CRE) ('Creo') announced the appointment of Charles Young as chair of the board. Mr. Young who is president and chief executive officer of Marin Investments Ltd. has been on the Creo board since September 1999 and has been co-chair since February 2001.

Yoav Z. Chelouche, the former co-chair, has resigned from the Creo board following his departure from Scitex Corporation Ltd. ('Scitex') as president and CEO on August 31, 2001. Mr. Chelouche was one of two Scitex nominees to the Creo board of directors. With Mr. Chelouche's departure, the directors appointed the Scitex nominee, Yeoshua Agassi, to fill the vacancy on the Creo board.

Mr. Agassi was recently appointed interim CEO for Scitex Corporation Ltd. In parallel with this role at Scitex, he continues to serve as vice president of business development at Clal Industries and Investments Ltd.

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About Creo

Based in Vancouver, Canada, Creo Products Inc. is a publicly held high-technology company focused on the application of imaging and information technology. Through CreoScitex - its principal operating division - Creo is leading the digital transformation of the graphic arts industry. Creo Products Inc. trades under the symbols CREO on NASDAQ and CRE on the Toronto Stock Exchange. www.creo.com

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CREO Based in Vancouver, Canada, Creo Products Inc. is a publicly held high-technology company focused on the application of imaging and information technology. Through CreoScitex - our principal operating division - we are leading the digital transformation of the graphic arts industry. Creo Products Inc. trades under the symbols CREO on NASDAQ and CRE on the Toronto Stock Exchange.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREO PRODUCTS INC.

Date: October 15, 2001

/s/ Paul Kacir
Paul Kacir, Assistant Corporate Secretary